August 8, 2019

William J. Rouhana, Jr.
Chairman and Chief Executive Officer
Chicken Soup for the Soul Entertainment, Inc.
132 E. Putnam Avenue, Floor 2W
Cos Cob, CT 06807

       Re: Chicken Soup for the Soul Entertainment, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed August 1, 2019
           File No. 333-232523

Dear Mr. Rouhana:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 19, 2019 letter.

Amendment No. 1 to Form S-1 filed August 1, 2019

Risk Factors, page 14

1. We note your response to prior comment 1. However, your new risk factor disclosure regarding your exclusive forum provision is not consistent with the text of the provision set forth in your certificate of incorporation, including with respect to the relevant forum.
       In that regard, we note that your risk factor disclosure only references the Court of
       Chancery in the State of Delaware, but your provision selects other courts if the Court of
       Chancery does not have jurisdiction. Please revise your risk factor disclosure for consistency with your exclusive forum provision.

       In addition, please revise your risk factor to clarify whether your exclusive forum
 William J. Rouhana, Jr.
Chicken Soup for the Soul Entertainment, Inc.
August 8, 2019
Page 2
         provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that your risk factor indicates that the provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act, but your disclosure on page 29 indicates that the provision is intended to include all actions, including any arising under the Securities Act or Exchange Act.


       Please contact John Dana Brown at 202-551-3859 or Laura Nicholson, Special Counsel, at 202-551-3584 with any questions.



FirstName LastNameWilliam J. Rouhana, Jr.             Sincerely,
Comapany NameChicken Soup for the Soul Entertainment, Inc.
                                                      Division of Corporation
Finance
August 8, 2019 Page 2                                 Office of Transportation
and Leisure
FirstName LastName